December 11, 1998

To the Limited Partners of Super 8 Motels II, Ltd:

Approximately three weeks have passed since proxy materials were mailed to all of the limited partners of the Partnership.

Although a sizeable percentage of them have signed and returned their ballots, many have not as yet done so. Therefore, we urge them to do so now.

For your convenience, since you may have misplaced the original ballot, we are enclosing a new ballot for your use. Please mark, sign, and return it in the enclosed stamped envelope.

We thank you for your cooperation. We invite you to call us if you have any questions.

Yours truly,



Grotewohl Management Services,


/s/ Philip Grotewohl
Philip Grotewohl, Chairman